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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

               (RULE 13d-101. INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a))

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     Kali P. Chaudhuri, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                              November 4, 2008
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)

                     (Page 1 of 6 Pages, Excluding Exhibits)




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CUSIP No. 45821T 10 8                 13D                         Page 2 of 6

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1. Names of Reporting Persons.

     KALI P. CHAUDHURI
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) |_|
     (b) |X|
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) N/A
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) |_|

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6.   Citizenship or Place of Organization UNITED STATES
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               7.   Sole Voting Power
 NUMBER OF          128,015,892 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           128,015,892 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person 128,015,892
     (1)
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12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) |_|
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13.  Percent of Class Represented by Amount in Row (11) 56.8%(1)
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14.  Type of Reporting Person (See Instructions) IN
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(1) The calculations contained on this page include 63,347,891 shares that
Reporting Person may acquire under a purchase right that may become exercisable within 60 days and assume 161,973,929 shares of Issuer's common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.




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CUSIP No. 45821T 10 8                 13D                         Page 3 of 6

         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Amendment No. 3 to
Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on December 8, 2006 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 12, 2007 and Amendment No. 2 to Schedule 13D filed with the Commission on July 24, 2008 relating to the common stock of the Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D, as previously amended (the "Schedule 13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         As previously described in Item 4 and Item 5(b), the shares of Issuer's common stock acquired by Reporting Person in the July 18, 2008 transactions were subject to a limited irrevocable proxy in favor of Bruce Mogel ("Mogel"). However, effective November 4, 2008, the Reporting Person and Mogel terminated the proxy pursuant to the Proxy Termination Agreement attached as an exhibit hereto.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         (a) See Item 4 of the Schedule 13D, as amended and supplemented above. Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of 128,015,892 shares of common stock, including 64,668,001 outstanding shares and an additional 63,347,891 shares of common stock that Reporting Person may acquire pursuant to a purchase right granted by Issuer under the SPA described in Item 4. The 128,015,892 shares represent a beneficial ownership interest of approximately 56.8% of Issuer's common stock, as calculated pursuant to Rule 13d-3(a). The 64,668,001 outstanding shares currently owned by Reporting Person represent approximately 39.9% of Issuer's 161,973,929 outstanding shares.

         (b) Reporting Person has sole voting and dispositive power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a).


         (c) Reporting Person has not effected any transactions in Issuer's common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 and 5 of this Amendment.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is amended to read as follows:

Exhibit       Description
-------       -----------

   1 Secured Convertible Note Purchase Agreement dated as of September 28, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on October 5, 2004)

   2 First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on November 22, 2004)


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CUSIP No. 45821T 10 8                 13D                         Page 4 of 6

Exhibit       Description
-------       -----------

   3 Rescission, Restructuring and Assignment Agreement, dated as of January 27, 2005, by and among Issuer, Reporting Person, William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   4 Form of Stock Purchase Warrant dated as of January 27, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-1 that is attached to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   5 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A No. 2 filed by Reporting Person on March 10, 2005)

   6 Irrevocable Proxy dated as of July 2, 2007 by and between Bruce Mogel, as grantee, and Reporting Person, as grantor, and Amendment No. 1 dated July 11, 2007 (incorporated by reference to Exhibit 2 to
         Schedule 13D for July 2, 2007 filed by Bruce Mogel on July 12, 2007)

   7 Securities Purchase Agreement, dated effective as of July 18, 2008, among Issuer, Reporting Person, and William E. Thomas (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on July 21, 2008)

   8 Option and Standstill Agreement, dated effective as of July 18, 2008, among Medical Provider Financial Corporation I, Medical Provider Financial Corporation II, Medical Provider Financial Corporation III, Healthcare Financial Management & Acquisitions, Inc. and Reporting Person (filed with this Amendment)

   9 Early Loan Payoff Agreement, dated effective as of July 18, 2008, among Issuer; WMC-SA, Inc.; WMC-A, Chapman Medical Center, Inc.; Coastal Communities Hospital, Inc.; Medical Provider Financial Corporation I; Medical Provider Financial Corporation II, Medical Provider Financial Corporation III; and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to
         Exhibit 10.2 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  10 4.95% Common Stock Warrant, dated October 9, 2007, between Issuer and Healthcare Financial Management & Acquisitions, Inc.
         (incorporated by reference to Exhibit 99.8 to Issuer's Current Report on Form 8-K filed on October 15, 2007)

  11 Amendment No. 1 to 4.95% Common Stock Warrant, dated July 18, 2008, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.2.1 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  12 31.09% Common Stock Warrant, dated December 12, 2005, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 99.4 to Issuer's Current Report on Form 8-K filed on December 20, 2005)

  13 Amendment No. 1 to 31.09% Common Stock Warrant, dated April 26, 2006, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.16.1 to Issuer's Annual Report on Form 10-K filed on July 14, 2008)

  14 Amendment No. 2 to 31.09% Common Stock Warrant, dated October 9, 2007, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 99.9 to Issuer's Current Report on Form 8-K filed on October 15, 2007)

  15 Amendment No. 3 to 31.09% Common Stock Warrant, dated July 18, 2008, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.2.2 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  16 Proxy Termination Agreement dated as of November 4, 2008 by and between Bruce Mogel and Reporting Person




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CUSIP No. 45821T 10 8                 13D                         Page 5 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     November 4, 2008
                                            ------------------------------------
                                                          (Date)

                                            /s/ Kali P. Chaudhuri, an individual
                                            ------------------------------------
                                                        (Signature)






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CUSIP No. 45821T 10 8                 13D                         Page 6 of 6


                    EXHIBITS ATTACHED TO THIS SCHEDULE 13D/A

Exhibit       Description
-------       -----------

  16 Proxy Termination Agreement dated as of November 4, 2008 by and between Bruce Mogel and Reporting Person

EXHIBIT 16

                           PROXY TERMINATION AGREEMENT

         THIS PROXY TERMINATION AGREEMENT (this "TERMINATION AGREEMENT") is entered into as of November 4, 2008 by and between Kali P. Chaudhuri, M.D. ("GRANTOR") and Bruce Mogel ("GRANTEE"). Capitalized terms used in this Termination Agreement and not otherwise defined herein shall have the meanings set forth in the Irrevocable Proxy, dated as of July 2, 2007, between Grantor and Grantee, as amended by that certain Amendment No. 1 to Irrevocable Proxy dated as of July 11, 2007 (as so amended, the "PROXY"). All references to "Sections" herein shall, unless otherwise stated, refer to Sections of the Proxy.

         WHEREAS, pursuant to the Proxy, Grantor granted to Grantee the right to vote Grantor's Shares and other shares of capital stock of the Company issued or issuable in the future to Grantor;

         WHEREAS, Grantee, who currently serves as President, Chief Executive Officer and director of the Company, will resign all positions from the Company pursuant to that certain Resignation Agreement and General Release between Grantee and the Company dated of even date hereof (the "RESIGNATION AGREEMENT");

         WHEREAS, in connection with the Resignation Agreement, Grantee has agreed to terminate the Proxy; and

         WHEREAS, Section 3 of the Proxy provides that the Proxy may be terminated by written agreement of each of the parties thereto.

         NOW, THEREFORE, in consideration of the terms and conditions stated herein, and for good and valuable consideration, the receipt of which is hereby acknowledged, Grantor and Grantee agree as follows:

         A. TERMINATION OF PROXY.

         Effective as of the date hereof, the Proxy shall terminate and be of no further force or effect, and Grantee shall promptly return all originally signed copies of the Proxy to Grantor. After the date hereof, Grantee shall not vote or attempt to vote or exercise any other rights with respect to the Shares or any other shares of capital stock of the Company held by Grantor.

         B. MISCELLANEOUS.

              1. FURTHER ASSURANCES. Each party hereto agrees to execute all such further documents and instruments and to do all such further things as the other party may reasonably request in order to give effect to and to consummate the transactions contemplated hereby.

              2. ENTIRE AGREEMENT. This Termination Agreement, together with the Proxy, constitute the entire understanding and agreement between the parties relating to the subject matter hereof, and there are no other written or oral terms, agreements, representations or understandings relating hereto. This Termination Agreement may only be modified or amended by a writing signed by the parties after the date hereof.


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              3. SEVERABILITY. If any provision of this Termination Agreement is held to be invalid, void or unenforceable, all other provisions shall remain valid and be enforced and construed as if such invalid provision was never part of this Termination Agreement.

              4. CHOICE OF LAW. This Termination Agreement and all rights and obligations hereunder, including, but not limited to, matters of construction, validity and performance, shall be governed by and construed in accordance with the laws of the State of Nevada.

              5. DELIVERY BY FACSIMILE AND ELECTRONIC MAIL. This Termination Agreement and any signed agreement or instrument entered into in connection herewith, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or electronic mail, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation of a contract and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

              6. COUNTERPARTS. This Termination Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together constitute but one Termination Agreement.




                           [Signature Page to Follow]

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         IN WITNESS WHEREOF, the parties hereto have caused this Proxy
Termination Agreement to be duly executed as of the date first written above.


                                    GRANTOR:


                                    /s/ Kali P. Chaudhuri
                                    --------------------------------------------
                                    Kali P. Chaudhuri, M.D.


                                    GRANTEE:


                                    /s/ Bruce Mogel
                                    --------------------------------------------
                                    Bruce Mogel





         Signature Page to Proxy Termination Agreement (Chaudhuri-Mogel)



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